AMERICAN LITHIUM CORP.

(the "Company")

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of shareholders of the Company (the "Shareholders") held on Wednesday, November 27, 2024. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated October 23, 2024 (the "Circular").  The matters voted upon at the Meeting and the results of the voting as provided by Odyssey Trust Company after the Meeting were as follows:

1. Fixing the Number of Directors

The voting results showed that 29.22% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Fixing the Number of Directors to Seven (7)	61,530,018	97%	2,098,140	3%

2. Election of Directors

The voting results showed that 16.60% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Andrew Bowering	20,678,971	57%	15,474,981	43%
Alex Tsakumis	35,472,118	98%	681,834	2%
Laurence Stefan	20,305,825	56%	15,848,127	44%
G A (Ben) Binninger	29,196,876	81%	6,957,076	19%
Claudia Tornquist	28,884,387	80%	7,269,565	20%
Carsten Korch	29,188,907	81%	6,965,045	19%
Rona Sellers	29,127,118	81%	7,026,834	19%

As a result of the foregoing each of the above-noted nominee directors were elected directors of the Company for the ensuing year or until their successors are elected or appointed.

3. Appointment of Auditors

The voting results showed that 29.22% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Appointment of Auditor	62,325,531	98%	1,302,626	2%

As a result of the foregoing, Davidson & Company LLP, were appointed as the auditors of the Company for the ensuing year until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the Board of Directors.

4. Amended Omnibus Incentive Plan

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested shareholders. The voting results showed that 16.60% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Amended Omnibus Incentive Plan	34,367,567	95%	1,786,384	5%

As a result of the foregoing, the resolution described on page 20 of the Circular was adopted as an ordinary resolution of the disinterested shareholders of the Company and the Amended Omnibus Incentive Plan was approved.

DATED this 27th day of November, 2024.

AMERICAN LITHIUM CORP.

By: /s/ Alex Tsakumis

 Alex Tsakumis, Interim Chief Executive Officer